SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                             TARRANT APPAREL GROUP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876289 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 28, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289 109                  13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Rosa Lisette Nacif Benavides

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Mexico

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,000,000 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,000,000 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000 (1)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.0% (2)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of shares which may be acquired upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by the reporting person.
(2) Based on a total of 15,765,425 shares of the issuer's Common Stock issued and outstanding on May 12, 2003, as reported on the issuer's Form 10-Q for the period ended March 31, 2003.

CUSIP No. 876289 109                  13G                      Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            Tarrant Apparel Group
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3151 East Washington Boulevard
            Los Angeles, CA 90023
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Rosa Lisette Nacif Benavides
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Edgar Allen Poe #231
            Col. Polanco, C.P. 11550
            Mexico, D.F.
            ____________________________________________________________________

Item 2(c).  Citizenship:


            Republic of Mexico
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $0.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            876289 109
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable
            ____________________________________________________________________

CUSIP No. 876289 109                  13G                      Page 4 of 5 Pages


Item 4.  Ownership.

         See Rows 5 through 9 and 11 of the cover page for each Reporting
         Person.
         _______________________________________________________________________


Item 5.  Ownership of Five Percent or Less of a Class.


         Not Applicable.
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not Applicable.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable.
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not Applicable.
         _______________________________________________________________________

Item 10.  Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

CUSIP No. 876289 109                  13G                      Page 5 of 5 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 24, 2003
                                        ----------------------------------------
                                                        (Date)


                                             /s/ Rosa Lisette Nacif Benavides
                                        ----------------------------------------
                                                      (Signature)


                                             Rosa Lisette Nacif Benavides
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).